Horwitz & CRON, LP
Attorneys at Law

4 Venture Plaza, Suite 390
Irvine, California 92618
Telephone (949) 450-4942
Facsimile  (949) 453-8774

July 9, 2010

Maryse Mills-Apenteng, Esq.
Special Counsel
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20546

RE:	Game Plan Holdings, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed May 7, 2010 File No. 333-160730

Dear Ms. Mills-Apenteng:

Thank you for your June 3, 2010 comment correspondence to the above referenced Amendment No. 2 to Registration Statement for Game Plan Holdings, Inc. (the “Company”). The following is in response to your June 3, 2010 correspondence.  Underlined verbiage below constitutes your comments and our client’s responses are in regular type. We have simultaneously filed Amendment No. 3 to the Company’s Registration Statement.

General

1.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

The Registration Statement now includes quarterly reviewed financial data as of March 30, 2010.

2.
In your “Calculation of Registration Fee Table” you list the proposed maximum aggregate offering price as $2,050,000.  It appears that the maximum aggregate offering price, based on the amount to be registered, should be $2,055,000 (the product of the amount to be registered and the proposed maximum offering price per share).  Please advise or revise accordingly.

The amount set forth on the Prospectus Cover Page and in the Calculation of Registration Fee Table has been changed from $2,050,000 to $2,055,000.

Ms. Mills-Apenteng
Securities and Exchange Commission
July 9, 2010

3.	Please revise to include the page number in the cross-reference to your “Risk Factors” section on the outside front cover page of your prospectus. See Item 501(b)(5) of Regulation S-K.

The reference to “Risk Factors” now indicates that the Risk Factors discussion commences on Page 3.

4.
Please include with your amended filing an updated opinion of counsel.  In addition, we note that the opinion refers to 4,100,000 shares of common stock covered by the registration statement whereas the registration statement cover page indicates that you are offering 4,110,000 shares of common stock.

We have revised the opinion of counsel to reflect the 4,110,000 shares covered by the Opinion.

5.	Please include disclosure responsive to Item 102 of Regulation S-K, applicable to you through Item 11(c) of Form S-1.

We have inserted the following two sentences:

We maintain approximately 1000 square feet at 1712 Ravanusa Drive in Henderson, Nevada as our executive office space. Our website servers and software development activities are conducted by third party vendors off-site.

in the Summary discussion and in the Description of the Business discussion.

Summary, page 1

6.	Please provide support for your statement that your online standardized reporting tool has “proven to significantly reduce the time and effort spent on scouting reports.”

We have included the following paragraph in the Summary discussion:

In addition, the Company owns and operates totalscout.com, which provides college baseball coaches an easier and more efficient way to create and request scouting reports on opposing teams.  We have developed an online standardized reporting tool that has proven to significantly reduce the time and effort spent on scouting reports. Presently most scouting reports are generated manually, with little standardization or  electronic assistance.  The tool accessible at totalscout.com has preloaded every college baseball player and every possible scouting attribute into an online database. This database then generates an online standard report,  providing a readily recognizable and accessible scouting report.  Our customers tell us that prior to totalscout.com, scouting reports took an average 4 hours to complete and now on totalscout.com they take an average of 30 minutes to complete.

Ms. Mills-Apenteng
Securities and Exchange Commission
July 9, 2010

The Offering, page 2

7.
Please revise your disclosure regarding the number of securities outstanding so that it speaks as of the most recent applicable date and update your disclosure with each amendment to the registration statement.

The Company has not issued any securities since the filing of Amendment 2 and it does not anticipate issuing any additional securities at this time.  We will update the disclosure in the event circumstances change.

Summary Financial Information, page 2

8.	We note that revise the summary financial information is provided as of December 31, 2010. Please revise as appropriate.

The summary financial information table has been updated on Page. 2 of the Registration Statement.

Risk Factors, page 3

“We expect to face increasing competition that could result in a loss of users and reduced revenues or decreased profits,” page 4

9.
Please tell us the basis for your conclusion that websites such as MySpace, Facebook, Yahoo!, MSN and AOL are your competitors.  Given that these entities are established businesses with revenues and resources that far outpace your own and given your status as a development stage company with nominal revenues, it is unclear how you compete with these industry leaders.  Please provide support for these statements or revise your disclosure to identify only those sports-related website companies with which you directly compete.  This comment also applies to your competition discussion in the business section.

We have deleted the previous discussion in its entirety and have revised the discussion to focus upon smaller competitors who are operating in the specific space in which our two presently operating websites conduct business. We have also included a similar discussion in the Description of Business discussion regarding Competition.

Ms. Mills-Apenteng
Securities and Exchange Commission
July 9, 2010

Because two of our directors and corporate offices are married, they collectively own 71% of the company…,” page 8

10.	You indicate Ms. Charles Hazzard serves, among other things, as the chief financial officer. This is inconsistent with your disclosure elsewhere in the document. Please revise or advise.

The Registration Statement has been revised to reflect that Mr. Charles Hazzard is the President of the Company and a member of the board of directors. Ms. Christina Mabanta-Hazzard is the Chief Financial Officer of the Company.

Determination of Offering Price, page 11

11.
Please revise this section so that it accurately describes the pricing of the shares in the context of this offering.  Since there is no established market for your securities, please clearly describe the various factors you considered in determining the offering price.  Refer to Item 505 of Regulation S-K.

We have included the following sentences under this Section:

We have set the price for purposes of this Registration Statement at $.50 per share. This price is based upon the following factors: (i) in February and March, 2008 600,000 shares were sold to three different investors, in arms length transactions at prices ranging from $.50 to $.83 per share; (ii) in December, 2008, we issued issued 1.3 million stock options to our President, Chief Financial Officer and certain key vendors at an exercise price of $.50 . These are the only transactions that have taken place with our shares of stock since February,  2008.

Selling Shareholders, page 12

12.
Please update the disclosure in this section to provide the information as of the most recent practicable date.  We note, for instance, that you have disclosed the number of shares of common stock outstanding as of December 31, 2009.

We have changed the date from December 31, 2009 to June 1, 2010. All of the information remains current as there have been no changes in the share positions of the various selling shareholders.

13.	We refer to the non-public entity selling shareholder Fauscom Investment LTD. Please tell us if this shareholder is an affiliate of a registered broker-dealer.

This shareholder is not affiliated with a broker-dealer and to the best of the Company’s knowledge, none of its shareholders are affiliated with a registered broker-dealer.

Ms. Mills-Apenteng
Securities and Exchange Commission
July 9, 2010

14.
Please discuss the transactions in which the selling shareholders received their shares and ensure that you disclose the nature of any position, office or other material relationship between the selling shareholders listed in the table and the company.  For instance, please revise to indicate that Mr. Horwitz is also serving as your counsel for this offering.  In addition, please describe the nature of Mr. Hazzard’s relationship with the company.  See Item 507 of regulation S-K.

We have included additional footnotes at the end of the selling shareholder list to include this information.

Description of Business

15.
We note that you include a general statement that websites now attract millions of users worldwide as well as a statement regarding your goals to attract users over the next 12 months.  Please describe your current experience with respect to the number of users for each of your websites over a relevant period of time and state how long each website has been operational.  Further, you should describe the extent to which you have generated revenues, whether through advertising fees, subscriptions or other sources, and your plans in this regard.  We note your statement on 18 that you intend to increase both subscription and advertising revenues.  If you do not currently receive advertising and/or subscription fees, please clarify this.  It should be clear from your disclosure which activities the company is currently engaged in and which activities are planned for the future.

We have inserted the following discussion in response to this comment:

HazzSports.com has been up and running for 3 years and has a total user base of roughly 7000 members.  However, since December of 2009, HazzSports has gained more than 2000 members.  We believe that this spike in membership is a result of our new version launch in December of 2009.  Since we do not have any current revenues for this website we are planning an even more radical change to boost membership.  We are currently planning to steer HazzSports.com toward a video based instructional website for athletes looking to improve their abilities.  For the past month we have been in the development stage for this enhancement and anticipate commencing computer programming in July of this year.  Upon completion, users will view instructional videos free of charge but they will be prompted to purchase a subscription if they want our staff at HazzSports.com to evaluate  videos they upload.    The anticipated launch of the new HazzSports.com is October of 2010.

TotalScout.com was launched in February of 2010 and currently has 145 NCAA Division 1 Universities signed up.  A number of these schools are among the most successful college programs in the county, including: the University of Arizona, Pepperdine University, Cal State Fullerton, Tulane, Auburn, Mississippi State, Cal Berkeley, and TCU.  During the 2010 season we provided coaches with access free of charge to demonstrate the benefits of utilizing our system.  In 2011 they will be required to pay a subscription fee of $250 per school per season.  Although we have not generated any revenue to date for TotalScout.com, the feedback we have received from the present users of the system suggests that we will generate revenues in 2011.  We believe that once major programs sign onto the system, there will be increasing pressure upon other colleges to utilize our system as well.  We  also intend to launch a  version of TotalScout.com in December of 2010 for women’s college softball programs.  We intend to use much of the same format and business plan as presently used for the baseball tool Softball coaches will be given the site for free in 2011 and will be required to pay during the 2010 season.

Ms. Mills-Apenteng
Securities and Exchange Commission
July 9, 2010

16.
You state that your plan is to provide your website users with “additional services and products.”  As one example, we note your reference on page 18 to your Interactive Streaming Sport Talk Radio.  Clarify whether this is a current offering or one you plan to offer in the future.  To the extent a service or product you reference is not a service or product that is currently available, please include a clear statement to this effect and ensure that your disclosure is consistent throughout the document.

We have deleted this discussion from the Registration Statement.

17.	Briefly describe what you mean by “advertising inventory and targeting opportunities” referenced on page 18.

We have deleted this phrase from the Registration Statement.

Employees, page 21

18.
You state that your only employee is Mr. Charles Hazzard, who serves as your chief executive officer.  You state elsewhere in the document, however, that Ms. Christina Mabanta-Hazzard serves as your chief financial officer.  Please advise or revise your document.

As also indicated in our response to Item 10. of this correspondence, we have revised the disclosure to state that Mr. Charles Hazzard is our president and chief executive officer and Ms. Christina Mabanta-Hazzard is our chief financial officer.  Ms. Mabanta is on an unpaid basis presently and as a result is not an employee.

Plan of Operations, page 25

19.
It does not appear that this section complies with the requirements of Item 11(h) of Form S-1 and Item 303 of Regulation S-K.  For instance, it appears that your management’s discussion and analysis of financial condition and results of operations should cover the two-year period required in Article 8 of Regulation S-X, whereas you have included a discussion only covering the year ended December 31, 2009.  Refer to Instruction 1 to paragraph 303(a) specifically, and consider the Instructions to Item 303 generally.  Please revise your disclosure to provide all of the information required by Item 303(d) for smaller reporting companies.  In addition, much of the introductory disclosure in this section appears to be duplicative of the disclosure contained in the business section.  Please review to avoid unnecessary duplication.

We have made such revisions to the Registration Statement.

Ms. Mills-Apenteng
Securities and Exchange Commission
July 9, 2010

Results of Operations for Fiscal Year Ending December 31, 2009, page 27

20.	Please include a narrative discussion of any material year-to-year changes in any of the line items in your financial statements. See Instruction 4 to Item 303(a) of Regulation S-K.

Please note that there were not any material year-to-year changes in the line items which needed to be discussed. The Registration Statement has been updated with such an explanation.

Liquidity and Capital Resources, page 27

21.
You indicate that through email marketing on popular networks and by expanding the scope of your website, you hope to secure over 10,000 members within the next 12 months, with a goal of reaching 2 million members over the next 2 years. To the extent material, please discuss any material planned capital expenditures that may result from a known demand, such as where planned capital expenditures are necessary to continue your growth plan.  See Section III.B of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

We do not have any present plans to commit substantial amounts of capital to our growth plan.  Our disclosure does discuss some of our future plans, but our business strategy is to do this in small, non cash intensive increments, to determine if a particular strategy works. If it appears to improve our user interest then we consider expansion of the strategy. But at this time there are no plans for capital expenditures.

22.
Please include a statement as to whether you believe your available cash resources are sufficient to fund your operations for the next 12 months from the date of filing.  If you determine that your cash resources are insufficient to fund your operations for the next 12 months, please disclose, in quantitative terms, the number of months your current cash resources will fund and your estimate of the minimum amount of capital you will need to fund expected operations over the remaining 12 months, including your expenses as a public company.  Describe the potential impact on your operations if you are unable to obtain such funds and include appropriate risk factor disclosure.

We have provided the following additional disclosure in response to this comment:

We do believe that our present operating capital position is sufficient to finance our operations for at least the next 12 months. We base this conclusion about our historical cash needs and while we anticipate that our cash needs may increase slightly in the next 12 months, we believe that our present operating capital will be sufficient to finance our operations. In the event we are unable to generate revenues sufficient to finance our operations then we will eventually be required to seek additional outside capital. In the event we are unable to secure such financing, our company may cease operations and eventually be forced to disband our business operations.

We believe that the first three risk factors contained in the Risk Factors section adequately cover this issue.

Ms. Mills-Apenteng
Securities and Exchange Commission
July 9, 2010

Directors, Executive Officers, Promoters and Control Persons, page 28

23.
Please briefly discuss the specific experience, qualifications, attributes or skills that led the board of directors to conclude that each of the directors listed should serve as a director in light of your business and structure.  See Item 401(e)(1) of Regulation S-K.t

We will first provide the additional disclose that has been inserted in the Registration Statement and then provide a response to the question set forth in Item 23.

Under Mr. Hazzard’s biographical description we have inserted the following sentence:
At Metasolv,  Mr. Hazzard developed internal software upgrading error and data management processes and was also involved in the customer support and data base management processes.

Under Ms. Mabanta-Hazzard biographical description we have inserted the following sentence:

At Harrah’s Ms. Mabanta-Hazzard was involved in sales coordination for large group projects

Under Mr. Smith’s biographical description we have inserted the following sentence:

Mr. Smith has served as a director of in excess of 40 corporations, a number of which were reporting publically traded corporations.

The board of directors believes that Mr. Hazzard and Ms. Mabanta-Hazzard’s substantial experience as collegiate athletes provides them with a unique perspective on the information and electronic environment which would be of interest to both high school and  college  athletes (via Hazzsports.com) and college coaches (via Totalscout.com).  They have been an integral part of the development of both websites. Mr. Smith’s background as a CPA provides a different background (relative to the other board members) to provide with assistance in both corporate governance matters and financial and SEC reporting and compliance issues.

Executive Compensation

Compensation Discussion and Analysis, page 29

24.
You state that you have not paid any cash or stock compensation to any of your directors or executive officers.  In your Summary Compensation Table, however, you indicate that Mr. Hazzard received a salary of $60,000.  Please advise.  In this regard, we also refer to the options awarded to Mr. Hazzard and your chief financial officer as indicated in your Outstanding Equity Awards table on page 30.

Ms. Mills-Apenteng
Securities and Exchange Commission
July 9, 2010

We have deleted the following sentence from this discussion: “Due to financial constraints typical of those faced by an early development stage business, the company has not paid any cash and/or stock compensation to its executive officers.”

Consistent with our disclosures and tables, Mr. Hazzard has been receiving both stock options and cash compensation. Ms. Mabanta-Hazzard has not received any cash compensation, but she has received options. All of this compensation was in their role as executive officers of the corporation, it is not in exchange for services rendered as a member of the Board of Directors.

25.
We note that you have included information in your Summary Compensation Table covering the fiscal year ended December 31, 2009 only.  It appears that you should include information for your last two completed fiscal years.  Please revise or advise.  Please refer to Item 402(n)(1) of Regulation S-K.

We previously provided two years of tables for the executive officer compensation. We have expanded the 2009 table regarding director compensation to also now reflect the same data for 2008 (ie. There was no compensation paid to any director during either of these years).

Available Information, page 31

26.	Please revise your document to reflect that the Commission is now located at 100 F Street, NE, Washington D.C. 20549.

We have made this revision.

Part II

Recent Sales of Unregistered Securities, page 33

27.	With respect to each issuance, please clarify what exemption you are relying upon and the facts that make this exemption available. Refer to Item 701 of Regulation S-K.

We have revised the disclosure to specifically reference the various exemptions relied upon in all issuances made by the Company. Please see Item 15 of the Registration Statement.

Ms. Mills-Apenteng
Securities and Exchange Commission
July 9, 2010

Exhibits

28.	Please include in the Exhibits Table a reference to the consent of counsel. See Item 601(b)(23) of Regulation S-K.

The consent of counsel has been included in the Exhibits Table.

Signatures, page 35

29.
Please be sure that your amended filing is signed by a majority of your board of directors.  You must also identify the person(s) signing as your principal financial officer and your controller or principal accounting officer.  See Instruction 1 to Signatures of Form S-1.

The signature blocks in the Registration Statement have been updated.

Sincerely,

HORWITZ & CRON, LP

/s/ Horwitz & Cron, LP